EXHIBIT 12

FIRST DATA CORPORATION

COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

	Successor		Predecessor
(in millions)	Year ended December 31, 2008	Period from September 25 though December 31, 2007	Period from January 1 though September 24, 2007	Year ended December 31,
				2006	2005	2004
Earnings:
(Loss) income before income taxes (1)	$(4,463.5)	$(478.0)	$590.2	$1,051.4	$995.8	$1,507.8
Interest expense	1,964.9	584.7	103.6	248.0	190.9	116.4
Other adjustments	25.7	76.8	23.5	31.4	30.0	35.4

Total earnings (a)	$(2,472.9)	$183.5	$717.3	$1,330.8	$1,216.7	$1,659.6

Fixed charges:
Interest expense	$1,964.9	$584.7	$103.6	$248.0	$190.9	$116.4
Other adjustments	25.7	76.8	23.5	31.4	30.0	35.4

Total fixed charges (b)	$1,990.6	$661.5	$127.1	$279.4	$220.9	$151.8

Ratio of earnings to fixed charges (a/b)(2)			5.64	4.76	5.51	10.93

(1)	(Loss) income before income taxes includes minority interest and equity earnings in affiliates, and excludes discontinued operations. Reflecting such amounts on a cash basis would not materially impact the ratio. Includes a goodwill impairment charge of $3.2 billion recognized in 2008.
(2)	The Company’s ratio of earnings to fixed charges is less than one-to-one for the year ended December 31, 2008 as well as the successor period from September 25, 2007 through December 31, 2007. The deficiencies in total earnings were $4,463.5 million for the year ended December 31, 2008 and $478.0 million for the successor period from September 25, 2007 through December 31, 2007.

For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt, amortization of deferred financing costs and a portion of rentals determined to be representative of interest. Fixed charges do not include interest on income tax liabilities. Earnings consist of income before income taxes plus fixed charges.